SECU 04017465 OMMISSION
9

3.25.2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 2018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Albany Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl Street
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Saburro (518) 447-8673
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

State Street Centre at 80 State Street (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DS 3/25

OATH OR AFFIRMATION

I, Alan P. Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Albany Capital Inc., as of December, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan Goldberg
Signature

President and C.E.O.
Title

Sandra D. Andi
Notary Public

SANDRA D. ANDI
Notary Public, State of New York
No. 4737914
Qualified in Albany County
Commission Expires November 30, 20 03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's report on internal accounting control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST ALBANY CAPITAL INC.
(A wholly owned subsidiary of First Albany Companies Inc.)

REPORT OF INDEPENDENT AUDITORS
ON THE FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND REGULATION 1.10 OF THE COMMODITY
FUTURES TRADING COMMISSION

Years Ended December 31, 2003 and 2002

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FILED PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND REGULATION 1.10 OF THE COMMODITY
FUTURES TRADING COMMISSION
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
80 State Street
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Board of Directors and Stockholder of
First Albany Capital Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, cash flows and changes in subordinated debt present fairly, in all material respects, the financial position of First Albany Capital Inc. formerly First Albany Corporation (the "Company" at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, IA, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodities Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2004

STATEMENTS OF FINANCIAL CONDITION
(In thousands of dollars)

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 67	$ 161
Cash and securities segregated for regulatory purposes	-	9,900
Securities purchased under agreements to resell	56,261	52,674
Receivables from:		
Brokers, dealers and clearing agencies	12,550	37,973
Customers	3,867	6,836
Parent and affiliates	7,439	10,559
Others	5,474	3,327
Securities owned, at market value	239,888	275,289
Exchange memberships, at cost; market values: 2003 - $1,455; 2002 - $1,757	67	67
Other assets	12,928	12,048
Total assets	$ 338,541	$ 408,834
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Short-term bank loans	$ 138,500	$ 215,100
Payables to:		
Brokers, dealers and clearing agencies	20,375	1,651
Customers	5,585	8,316
Others	3,105	14,061
Securities sold, but not yet purchased, at market value	58,069	51,492
Accounts payable	2,889	2,659
Accrued compensation	37,949	44,900
Accrued expenses	5,154	5,666
Income taxes payable	1,432	3,463
Total liabilities	273,058	347,308
COMMITMENTS AND CONTINGENCIES		
Subordinated debt	6,346	5,885
Stockholder's equity		
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued		
Common, voting, $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding		
Additional paid-in capital	11,244	10,188
Retained earnings	47,893	45,453
Total stockholder's equity	59,137	55,641
Total liabilities and stockholder's equity	$ 338,541	$ 408,834

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF OPERATIONS
(In thousands of dollars)

	December 31, 2003	December 31, 2002
Revenues		
Commissions	$ 16,947	$ 15,099
Principal transactions, net	107,529	114,417
Investment banking	34,730	28,472
Interest income	7,067	17,421
Fees and other	538	738
Total revenues	166,811	176,147
Interest expense	2,413	11,614
Net revenues	164,398	164,533
Expenses, excluding interest		
Compensation and benefits	117,203	121,203
Clearing, settlement and brokerage costs	5,066	4,198
Communications and data processing	14,313	12,145
Occupancy and depreciation	8,547	8,619
Selling	6,572	5,783
Other	5,850	6,510
Total expenses, excluding interest	157,551	158,458
Income from continuing operations, before income taxes	6,847	6,075
Income tax expense	2,511	1,972
Income from continuing operations	4,336	4,103
Income from discontinued operations, net of taxes	174	849
Net income	$ 4,510	$ 4,952

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of dollars, except for number of shares)

	Common Stock		Additional Paid-In Capital	Additional Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2001	100	$	$ 9,277	$ 42,271	$ 51,548
Net income				4,952	4,952
Dividends paid -- Parent				(1,770)	(1,770)
Capital contribution – Parent			911		911
Balance, December 31, 2002	100	$	$ 10,188	$ 45,453	$ 55,641
Net Income				4,510	4,510
Dividends paid – Parent				(2,070)	(2,070)
Capital contribution – Parent			1,056		1,056
Balance, December 31, 2003	100	$	$ 11,244	$ 47,893	$ 59,137

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended December 31, 2003	Year Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,510	$ 4,952
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(591)	(239)
(Increase) decrease in operating assets:		
Cash and securities segregated for regulatory purposes	9,900	(2,300)
Net receivable from others	(2,746)	2,498
Securities purchased under agreements to resell	(3,587)	(11,455)
Securities owned, net	41,978	21,231
Other assets	(289)	3,840
Increase (decrease) in operating liabilities:		
Net payable from brokers, dealers and clearing agencies	44,147	4,584
Net payable to customers	238	7,944
Accounts payable and accrued expenses	(7,233)	8,792
Income taxes payable, net	(2,031)	5,982
Net cash provided by operating activities	84,296	45,829
CASH FLOWS FROM FINANCING ACTIVITIES:		
Receivable from Parent and affiliates, net	3,120	(8,826)
Proceeds/(payments) from short-term bank loans, net	(76,600)	(33,550)
Payments on subordinated debt	(1,500)	(7,500)
Proceeds from subordinated debt	1,961	1,760
Net (decrease)/increase in drafts payable	(10,357)	2,105
Capital contribution from Parent	1,056	911
Dividends paid to Parent	(2,070)	(1,770)
Net cash used in financing activities	(84,390)	(46,870)
DECREASE IN CASH:	(94)	(1,041)
CASH AT BEGINNING OF THE YEAR:	161	1,202
CASH AT END OF THE YEAR:	$ 67	$ 161
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$ 2,641	$ 990
Interest payments	$ 2,657	$ 12,544

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF CHANGES IN SUBORDINATED DEBT
(In thousands of dollars)

Subordinated debt at December 31, 2001	$ 11,625
Increases:	
Issuance of new subordinated debt	1,760
Decreases:	
Payment of subordinated debt	(7,500)
Subordinated debt at December 31, 2002	5,885
Increases:	
Issuance of new subordinated debt	1,961
Decreases:	
Payment of subordinated debt	(1,500)
Subordinated debt at December 31, 2003	$ 6,346

The accompanying notes are an integral part of the financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

First Albany Capital (the Company) is a wholly owned subsidiary of First Albany Companies Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc., the New York Stock Exchange, the National Futures Association and various other exchanges. The Company's primary businesses include securities brokerage for institutional customers and investment banking services to corporate and public clients. Additionally, the Company engages in market-making and trading of corporate, government and municipal securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission income from customers' securities transactions and related clearing and compensation expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value and securities not readily marketable at fair value as determined by management are also included as revenues from principal transactions. Open equity in futures are recorded at market value daily and the resultant gains and losses are included as revenues from principal transactions.

Investment Banking

Investment banking revenues include gains, losses and fees, net of transaction related expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking management fees are recorded on offering date, sales concessions on trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues also include fees earned from providing merger, acquisition and financial advisory services and are recognized as services are performed.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned transactions, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There is no allowance recorded for impairment.

NOTES TO FINANCIAL STATEMENTS (continued)

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values, because of the short maturity of the instruments except subordinated debt. The estimated fair value of subordinated debt at December 31, 2003, approximates its carrying value based on current rates available.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated under federal regulations or held for sale in the ordinary course of business.

Reclassification

Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

NOTE 2. Cash and Securities Segregated For Regulatory Purposes

At December 31, 2003 and 2002, the Company segregated cash of $-0- and $9,900,000, respectively, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3. Receivables From and Payables To Brokers, Dealers and Clearing Agencies

Amounts receivable from brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31, 2003	December 31, 2002
Adjustment to record securities owned on a trade date basis, net	$ -	$ 26,195
Securities borrowed	6,004	2,278
Securities fail-to-deliver	3,311	5,079
Deposits with clearing organizations	3,235	4,421
Total	$ 12,550	$ 37,973

Amounts payable to brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31, 2003	December 31, 2002
Adjustment to record securities owned on a trade date basis, net	$ 16,593	$ -
Securities fail-to-receive	3,782	1,630
Securities loaned	-	21
Total	$ 20,375	$ 1,651

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables or payables to brokers, dealers and clearing agencies on the Statement of Financial Condition.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4. Receivables From and Payables To Customers

The majority of the Company's non-institutional customers securities transactions, including those of officers, directors, employees and related individuals, are cleared through a third party under a clearing agreement. Under this agreement, the clearing agent executes and settles customer securities transactions, collects margin receivables related to these transactions, monitors the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, requires the customer to deposit additional collateral with them or to reduce positions, if necessary. In the event the customer is unable to fulfill its contractual obligations, the clearing agent may purchase or sell the financial instrument underlying the contract, and as a result may incur a loss.

If the clearing agent incurs a loss, it has the right to pass the loss through to the Company which exposes the Company to off-balance-sheet risk. The Company has retained the right to pursue collection or performance from customers who do not perform under their contractual obligations and monitors customer balances on a daily basis along with the credit standing of the clearing agent. As the potential amount of losses during the term of this contract has no maximum, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, substantially all customer obligations were fully collateralized and the Company has not recorded a liability related to the clearing agent's right to pass losses through to the Company.

At December 31, 2003, receivables from customers are mainly comprised of the purchase of securities by institutional clients. Delivery of these securities is made only when the Company is in receipt of the funds from the institutional client.

NOTE 5. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

	2003		2002	
(In thousands of dollars)	Owned	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased
Marketable Securities				
U.S. Government and federal agency obligations	$ 11,103	$ 55,815	$ 11,738	$ 50,725
State and municipal bonds	190,163	96	191,569	209
Corporate obligations	27,837	534	60,722	520
Corporate stocks	9,077	1,620	6,235	38
Options	153	4	20	
Not Readily Marketable Securities				
Investment securities with no publicly quoted market	117		220	
Investment securities subject to restrictions	1,438		4,785	
Total	$ 239,888	$ 58,069	$ 275,289	$ 51,492

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6. Short-Term Bank Loans

Short-term bank loans are made under lines of credit totaling $300,000,000 of which $138,500,000 is outstanding at December 31, 2003. These loans are available to finance securities eligible for collateralization, including Company owned securities, subject to certain regulatory formulas. These loans bear interest at variable rates based primarily on the Federal Funds interest rate. The weighted average interest rates on these loans are 1.34% and 1.65%, at December 31, 2003 and 2002, respectively. At December 31, 2003, short-term bank loans are collateralized by Company owned securities, which are classified as securities owned and receivables from brokers, dealers and clearing agencies, of $154,226,000.

NOTE 7. Payables To Others

Amounts payable to others consisted of the following at December 31:

(In thousands of dollars)	2003	2002
Draft payables	$ 1,649	$ 12,006
Others	1,456	2,055
Total	$ 3,105	$ 14,061

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

NOTE 8. Commitments and Contingencies

Leases: The Company's headquarters and sales offices, and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain escalation clauses and which expire at various times through 2015. Future minimum annual lease payments, net of sublease rental income are as follows:

(In thousands of dollars)	
2004	$ 5,391
2005	5,159
2006	4,661
2007	4,739
2008	4,295
2009	2,160
Thereafter	9,705
Total	$ 36,110

Annual rental expense for the years ended December 31, 2003 and 2002 approximated $8,102,000 and $8,351,000, respectively, of which $3,168,000 and $3,230,000 were paid to the Parent under a month-to-month agreement for office equipment and leasehold improvements in 2003 and 2002, respectively.

NOTES TO FINANCIAL STATEMENTS (continued)

Litigation: In 1999, the Company acted as a placement agent for a $7.5 million bond issue. In July 2002, as a result of a dispute between the Company and the buyer of the bonds, the Company entered into an agreement, which expires on October 1, 2004, that indemnified the buyer for up to $3.7 million of potential realized losses which might be incurred on the outstanding principal amount of the bonds. These bonds are collateralized by a first security interest in certain rights, titles and interests of the company for whom the bonds were issued. As of December 31, 2003, management has estimated the probable amount of the loss expected to be incurred based upon current conditions and has accordingly accrued a $1.4 million liability related to this agreement. In entering into this agreement, the Company and the buyer of the bonds did not admit or concede to any liability, wrongdoing, misconduct or damages of any kind.

In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, in several claims. Certain of these are class actions, which seek unspecified damages, which could be substantial. Although there can be no assurance as to the eventual outcome of litigation in which the Company has been named as a defendant or otherwise has possible exposure,.the Company has provided for those actions most likely to have an adverse disposition. Although further losses are possible, the opinion of management, based upon the advice of its attorneys and general counsel, is that such litigation will not, in the aggregate, have a material adverse effect on the Company's liquidity or financial position, although it could have a material effect on quarterly or annual operating results in the period in which it is resolved.

Collateral: The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing transactions and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending transactions and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

The fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities consisted of the following as of December 31:

(In thousands of dollars)	2003	2002
Securities purchased under agreements to resell	$ 56,374	$ 53,106
Securities borrowed	5,601	2,168
Total	$ 61,975	$ 55,274

Letters of Credit: The Company is contingently liable under bank stand-by letter of credit agreements, executed in connection with security clearing activities, totaling $164,000 at December 31, 2003.

Other: The Company enters into underwriting commitments to purchase securities as part of its investment banking business. Also, the Company may purchase and sell securities on a when - issued basis. As of December 31, 2003, the Company had outstanding underwriting commitments of $0.6 million and had sold securities on a when-issued basis, with a market value of $4.1 million.

NOTE 9. Related Party Transactions

The Company clears security transactions for its Parent and affiliates, and certain of the Company's investments are managed by an affiliate. Revenues and expenses associated with these transactions is nominal.

NOTES TO FINANCIAL STATEMENTS (continued)

The Company also periodically provides advances to its Parent and affiliates to fund certain operating expenses, tax payments and fixed asset purchases. These advances are included in Receivables from Parent and affiliates on the statements of financial condition

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company and either a liability to the Parent or capital contribution by the Parent is recognized. Any tax benefits related to these benefit plans are also recognized by the Company.

In January 2004, the Board of Directors declared a dividend of $575,000 payable to the Parent on February 24, 2004.

NOTE 10. Subordinated Debt

The Company has subordinated debt of $2,625,000 payable to its Parent, with interest paid quarterly at 9%. Principal payments of $375,000 are due quarterly and the debt matures June 30, 2005.

A select group of management and highly compensated employees are eligible to participate in the First Albany Companies Inc. Deferred Compensation Plan for Key Employees (the "Plan"). The employees enter into subordinate loans with the Company to provide for the deferral of compensation and employer allocations under the Plan. The accounts of the participants of the Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt are based on the distribution election made by each participant, which may be deferred to a later date by the participant. Principal debt repayment requirement as of December 31, 2003, are as follows:

(In thousands of dollars)	
2006	$ 1,354
2007	1,441
2008	96
2009	107
2010	190
Thereafter	533
Total	$ 3,721

The New York Stock Exchange has approved all of the Company's subordinated debt agreements. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital Under Rule 15c3-1").

NOTE 11. Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

NOTES TO FINANCIAL STATEMENTS (continued)

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The income tax provision was allocated as follows for the years ended December 31:

(In thousands of dollars)	2003	2002
Income from continuing operations	$ 2,511	$ 1,972
Income from discontinued operations	124	1,933
Stockholder's equity	(734)	(75)
Income tax provision	$ 1,901	$ 3,830

The components of income taxes attributable to income from continuing operations consisted of the following for the years ended December 31:

(In thousands of dollars)	2003	2002
Federal		
Current	$ 1,937	$ 2,441
Deferred	(379)	(1,285)
State and Local		
Current	1,198	692
Deferred	(245)	124
Total income tax expense	$ 2,511	$ 1,972

The expected income tax expense (benefit) using the federal statutory rate differs from income tax expense from continuing operations as a result of the following for the years ended December 31:

(In thousands of dollars)	2003	2002
Income taxes at federal statutory rate	$ 2,328	$ 2,065
State and local income taxes, net of federal income taxes	648	539
Tax exempt interest income, net	(760)	(976)
Meals and entertainment	284	203
Non-deductible expenses, other	11	141
Total income tax	$ 2,511	$ 1,972

The temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)	2003	2002
Bad debt reserve	$ 15	$ 36
Investments	(238)	286
Deferred compensation	4,381	3,009
Liability reserves	755	936
Other	30	85
Total deferred tax assets	$ 4,943	$ 4,352

The Company has not recorded a valuation allowance for deferred tax assets at December 31, 2003 and 2002, since it has determined that it is more likely than not that deferred tax assets will be fully realized through a combination of future taxable income and income available in carryback years.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 12. Benefit Plans

First Albany Companies Inc., the Parent, has established several stock incentive plans through which employees of the Company may be awarded stock options, stock appreciation rights and restricted common stock, which expire at various times through December 31, 2011. The following table is a recap of all plans as of December 31, 2003:

Shares authorized for issuance	8,034,015
Stock options granted and outstanding	3,390,762
Restricted stock awards granted and unvested	920,297
Options exercised and restricted stock awards vested	2,627,291
Options expired and no longer available	188,530
Shares available for future awards	907,135

Options granted under the plans have been granted at not less than fair market value, vest over a maximum of five years, and expire ten years after grant date. Option transactions for the two year period ended December 31, 2003, under the plans were as follows:

	Shares Subject To Option	Weighted Average Exercise Price
Balance at December 31, 2001	2,302,338	$ 8.83
Options granted	1,898,439	6.42
Options exercised	(366,356)	3.89
Options forfeited	(165,339)	8.45
Balance at December 31, 2002	3,669,082	$ 7.53
Options granted	464,500	8.15
Options exercised	(449,172)	6.41
Options forfeited	(293,648)	8.89
Balance at December 31, 2003	3,390,762	$ 7.65

The following table summarizes information about stock options outstanding under the plans at December 31, 2003:

	Outstanding			Exercisable	
Exercise Price Range	Shares	Average Life (years)	Average Exercise Price	Shares	Average Exercise Price
$4.70 - $7.05	1,362,274	7.31	$ 5.79	536,471	$ 5.80
$7.15 - $10.73	1,747,766	7.33	8.03	839,358	8.58
$11.00 - $16.50	274,021	7.25	14.25	177,566	14.64
$17.00 - $25.50	6,701	6.13	17.16	5,025	17.16
	3,390,762	7.31	$ 7.65	1,558,420	$ 8.34

The Parent and the Company adopted the fair value recognition provisions of FAS 123 effective January 1, 2003 using the prospective method of transition described in FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under the recognition provisions of FAS 123 and FAS 148, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period for awards granted after December 31, 2002.

NOTES TO FINANCIAL STATEMENTS (continued)

The following table reflects the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in each period.

(In thousands of dollars)	2003	2002
Net income, as reported	$ 4,510	$ 4,952
Add: Stock-based employee compensation expense included in reported net income, net of tax	95	-
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,243)	(988)
Pro forma net income	$ 3,362	$ 3,964

The FAS 123 compensation cost and fair value of options granted is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002
Dividend yield	1.79% to 3.35%	3.35%
Expected volatility	25%	55.5%
Risk-free interest rate	2.1% to 3.6%	2.6% to 4.4%
Expected lives (in years)	6.01-6.98	7.08
Weighed average fair value of options granted	$1.28	$2.66

During 2003 and 2002, 500,668 and 496,391 shares of restricted stock were awarded under the plans at a weighted average grant date fair price of $8.56 and $6.60 respectively. The fair market value of the awards will be amortized over the period in which the restrictions are outstanding, which is approximately 3-4 years. During 2003 and 2002, $2.1 million and $0.7 million were expensed related to restricted stock awards. The Company's Parent has recorded $5,229,159 in unearned compensation related restricted stock issuances as of December 31, 2003.

The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors. The Company contributed $223,000 and $178,000 in the years ended December 31, 2003 and 2002, respectively.

The Company has various other incentive programs, which are offered to eligible employees. These programs consist of cash incentives and deferred bonuses. Amounts awarded vest over periods ranging up to five years. Costs are amortized over the vesting period and approximated $1,235,000 in 2003 and $2,204,000 in 2002.

NOTE 13. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity's Futures Trading Commission Regulation 1.17, which both require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, the Company had net capital of $26.6 million, which was 571.75% of aggregate debit balances and $25.6 million in excess of required minimum net capital.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 14. Trading Activities

As part of its trading activities, the Company provides to institutional clients, brokerage and underwriting services. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate interest rate, price, and spread movements of trading inventories and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

> Interest Rate Risk: Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The decision to manage interest rate risk using futures or options as opposed to buying or selling short U.S. Treasury or other securities depends on current market conditions and funding considerations.

> Equity Price Risk: Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003 at market values of the related securities and will incur a loss if the market value of the securities increase subsequent to December 31, 2003.

Credit Risk: The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and continually assessing the creditworthiness of counter parties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counter parties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counter parties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counter party.

NOTES TO FINANCIAL STATEMENTS (continued)

Concentrations of Credit Risk: The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counter party basis, as well as by groups of counter parties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit connection is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counter party and market conditions. Also, the Company purchases securities and may have significant positions in its inventory subject to market and credit risk. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold. In order to control these risks, securities positions are monitored on at least a daily basis along with hedging strategies that are employed by the Company.

NOTE 15. Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used to hedge securities positions in the Company's inventory. Gains and losses on these financial instruments are included as revenues from principal transactions. Trading profits and losses relating to these financial instruments were as follows for the years ending December 31:

(In thousands of dollars)		2003		2002
Trading profits-state and municipal bond	$	15,034	$	16,040
Index futures hedging		(2,510)		(3,135)
Net revenue	$	12,524	$	12,905

At December 31, 2003 and 2002, the contractual or notional amounts related to the index futures contracts were as follows:

(In thousands of dollars)		2003		2002
Average notional or contract market value	$	(31,584)	$	(27,763)
Year end notional or contract market value	$	(27,051)	$	(30,519)

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized market valuation gains on the instruments and will vary based on changes in market value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Open equity in the futures contracts in the amount of $678,000 and $644,000 at December 31, 2003 and 2002, respectively, are recorded as other assets. The settlements of the aforementioned transactions are not expected to have a material adverse effect on the financial condition of the Company.

NOTE 16. Discontinued Operations

During the third quarter of 2000, the Company sold assets of its Private Client Group, which was its retail brokerage network. In accordance with Accounting Principles Board Option No. 30 (APB 30), "Reporting the Results of Operations – Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently occurring Events and Transactions," the results of the Private Client Group were reported separately as a discontinued operation for all periods presented. In connection with this sale, additional refunds, revenues and litigation costs are possible, and will be included in income (loss) from discontinued operations, net of taxes when these revenues and costs occur and/or may be reasonably estimated.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
At December 31, 2003
(In thousands of dollars)

Total stockholder's equity	$	59,137
Add liabilities subordinated to claims of general creditors		6,346
Other allowable credits		1,432
Total capital and allowable subordinated liabilities		66,915
Deductions and/or charges for non-allowable assets (Schedule IA)		24,066
Additional charges:		212
Aged fail-to-deliver		42
Aged short security differences		58
Other deductions		1,702
Total deductions and charges		26,080
Net capital before haircuts		40,835
Haircuts on securities, computed, where applicable, pursuant to 15c3-1(f):		
Bankers' acceptance, certificate of deposit		6
United States government obligations		1,545
State and municipal government obligations		8,453
Corporate obligations		2,123
Stocks and warrants		1,462
Options		78
Undue concentration		528
Others		34
Total haircuts on securities		14,229
Net capital	$	26,606

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
At December 31, 2003
(In thousands of dollars)

Net capital requirement: 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$	93
Minimum net capital requirement	$	1,000
Net capital requirement (greater than 2% of aggregate debits or minimum net capital requirement)	$	1,000
Excess net capital	$	25,606
Percentage of net capital to aggregate debits		571.75%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		555.63%
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	25,406

SCHEDULE IA
SCHEDULE OF NON-ALLOWABLE ASSETS
At December 31, 2003
(In thousands of dollars)

Partly secured accounts from customers	$ 9
Unsecured receivables from customers	73
Securities owned, not readily marketable, at estimated fair value	1,555
Exchange memberships, at cost	67
Dividend and interest receivables greater than 30 days	114
Loans and advances	369
Due from syndicate managers	2,674
Prepaid expenses	2,153
Underwriting income receivable	3,466
Deferred taxes	4,943
Receivable from Parent and Affiliates	7,439
Other non-allowable assets	1,240
Allowance for doubtful accounts	(36)
Total non-allowable assets	$ 24,066

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
At December 31, 2003
(In thousands of dollars)

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	7,251
Monies borrowed collateralized by securities carried for the accounts of customers		127
Monies payable against customers' securities loaned		
Customers' securities failed to receive		1,487
Credit balances in firm accounts, which are attributable to principal sales to customers		2
Market value of short security count differences over 30 calendar days		58
Market value of short securities and credits in all suspense accounts over 30 calendar days		304
Other (Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts)		-
TOTAL CREDITS		9,229
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and account doubtful of collection, net of deduction pursuant to Note E, Exhibit A, Rule 15c3-3		3,816
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		89
Failed to deliver of customers' securities not older than 30 calendar days		748
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		-
Aggregate debit items		4,653
Less 3% (for alternative method)		(139)
TOTAL 15c3-3 DEBITS		4,514
RESERVE COMPUTATION		
Excess of total credits over total debits	$	4,715
Required deposit	$	4,715
Amount held on deposit in "Reserve Bank Account(s)" value of qualified securities, at December 31, 2003	$	-
Amount of subsequent (withdrawals) and deposits		8,800
TOTAL AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT(S)"	$	8,800

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2003.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
At December 31, 2003
(In thousands of dollars)

The market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
A. Number of items	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Number of items	0